The principal investment strategies for Treasury Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser normally invests at least 99.5% of the fund's total assets in cash, U.S. Treasury securities , and/or repurchase agreements for those securities. ~~The Adviser does not enter into reverse repurchase agreements for the fund.~~

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity , liquidity , and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.

In addition, the Adviser normally invests at least 80% of the fund's assets in U.S. Treasury securities and repurchase agreements for those securities.